SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-6B-2

Certificate of Notification

Certificate is filed by:

Entergy Asset Management
20 Greenway Plaza
Houston, Texas 77046

This certificate is notice that Entergy Asset Management, a Delaware corporation ("EAM"), has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6 (a) of the Public Utility Holding Company Act of 1935, as amended, and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.	Type of security or securities: Class A Common Stock (the "Stock")
2.	Issue, renewal or guaranty: Issue.
3.	Principal amount of the security: 1,000,000 shares of Stock issued to Entergy Power Generation Corporation in exchange for the surrender of 222,158.3 shares of Class B Preferred Stock of EAM.
4.	Rate of interest per annum of each security: Not Applicable
5.	Date of issue, renewal or guaranty of each security: November 16, 2004.
6.	If renewal of security, give date of original issue: Not Applicable
7.	Date of maturity of each security: Not Applicable
8.	Name of the person to whom each security was issued, renewed or guaranteed: Entergy Power Generation Corporation
9.	Collateral given with each security, if any: None
10.	Consideration received for each security: 1,000,000 shares of Stock issued to Entergy Power Generation Corporation in exchange for the surrender of 222,158.3 shares of Class B Preferred Stock of EAM.
11.

Application of proceeds of each security:
To be used by EAM for any lawful business purposes, including to meet its expenses, or to make loans, equity investments or distributions to affiliated businesses.

12.

Indicate by ("X") after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6 (a) because of:

a. the provisions contained in the first sentence
    of Section 6 (b):
b. the provisions contained in the fourth sentence
    of Section 6 (b):
c. the provisions contained in any rule of the
    Commission other than Rule U-48: X

13.

If the security or securities were exempt from the provisions of Section 6 (a) by virtue of the first sentence of Section 6 (b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount of par value of the other securities of such company then outstanding: Not applicable.

14.

If the security or securities are exempt from the provisions of Section 6 (a) because of the fourth sentence of Section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:
Not applicable.

15.

If the security or securities are exempt from the provisions of Section 6 (a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed:
Rule 52(b).

Entergy Asset Management By: /s/ Steven C. McNeal
Steven C. McNeal Vice President and Treasurer

Date: April 21, 2005